[Willkie Farr & Gallagher Letterhead]

July 8, 2010

VIA EDGAR CORRESPONDENCE

Mr. Kevin Rupert

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Legg Mason Partners Equity Trust
Registration Statement on Form N-14 Filed on June 4, 2010 (the “Registration Statement”)
Securities Act File No. 333-167321

Dear Mr. Rupert:

This letter responds to comments on the above-referenced Registration Statement that you provided in telephone conversations with the undersigned on July 2 and July 8, 2010. The Registration Statement relates to the proposed reorganization (the “Reorganization”) of Legg Mason Lifestyle Income Fund (the “Acquired Fund”), a series of Legg Mason Partners Equity Trust (the “Registrant”), into Legg Mason Lifestyle Allocation 30% (the “Acquiring Fund” and together with the Acquired Fund, the “Funds” and each, a “Fund”), a series of the Registrant.

For your convenience, the substance of those comments has been restated below. The Registrant’s responses to each comment are set out immediately under the restated comment.

Comment No. 1:        On the Pro Forma Combined Schedule of Investments, in consideration of the fact that each Fund maintains a different target allocation, please confirm that no pro forma adjustments are required for any of the investments in the underlying funds.

Response:                  The Pro Forma Combined Schedule of Investments has been revised to reflect adjustments that will be made for the rebalancing of the Funds’ portfolios in anticipation of the Reorganization. The Funds’ independent registered public accounting firm has reviewed these revisions.

Comment No. 2:        Footnote (a) to the Pro Forma Combined Statement of Operations table states that each referenced value “Reflects elimination of duplicative expenses and economies of scale achieved as a result of the proposed Reorganization.” Is the $15,056 value under the Pro Forma Adjustments column for the line item “Less: Expense reimbursements” correctly referenced by this footnote (a) It appears that this footnote should not apply to this line item.

Response:                  The footnote referenced to this item has been revised to state that the $15,056 value “Reflects adjustment due to the expectation that expenses will not exceed the limits set by the investment manager.”

Should you have any questions concerning the above, please call the undersigned at (212) 728-8510.

Very truly yours,

/s/ Anthony Geron

Anthony Geron

cc:	Harris C. Goldblat, Esq.
Benjamin J. Haskin, Esq.
Dianne E. O’Donnell, Esq.